UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REAL GOODS SOLAR, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
75601N104
(CUSIP Number)
D. Thompson and Darlene J. McCalmont
c/o McCalmont Engineering
2959 Winchester Blvd, #200A
Campbell, CA 95008
(408) 608-0419
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75601N104

1	NAMES OF REPORTING PERSONS DARLENE J. McCALMONT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,609,447 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,609,447 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,609,447 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.987%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The calculation of the foregoing percentage is based on 16,154,691 shares Class A Common Stock of Real Goods Solar, Inc. (the “Issuer”) outstanding as of November 8, 2010, based on information provided by the Issuer in its most recent report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010, and 1,609,447 Shares held by the Reporting Persons as of the date hereof. See Item 5 below.

CUSIP No.	75601N104

1	NAMES OF REPORTING PERSONS D. THOMPSON McCALMONT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,609,447 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,609,447 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,609,447 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.987%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The calculation of the foregoing percentage is based on 16,154,691 shares Class A Common Stock of the Issuer outstanding as of November 8, 2010, based on information provided by the Issuer in its most recent report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010, and 1,609,447 Shares held by the Reporting Persons as of the date hereof. See Item 5 below.

SCHEDULE 13D

Item 1.	Security and Issuer.
The class of equity securities to which this statement on Schedule 13D relates is Class A Common Stock, par value $.0001 per share (the “Shares”), of Real Goods Solar, Inc., a Colorado corporation (the “Issuer”). The principal office of the Issuer is located at 833 W. South Boulder Road, Louisville, Colorado 80027-2452.

Item 2.	Identity and Background.
This Schedule 13D is being filed by D. Thompson and Darlene J. McCalmont, whose business address is care of McCalmont Corporation dba McCalmont Engineering, 2959 Winchester Blvd, #200A, Campbell, California 95008. Mr. McCalmont is the chief executive officer and a co-founder of McCalmont Engineering. McCalmont Engineering is a private design and engineering firm for solar electric systems doing business throughout the world. Ms. McCalmont is the chief operations officer and co-founder of McCalmont Engineering. Mr. and Mrs. McCalmont are husband and wife, and are citizens of the United States.
During the past five years, neither of the McCalmonts has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither of the McCalmonts has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The McCalmonts became the owner of the Shares described in this filing as a result of the consummation of the Merger under the Merger Agreement described in Item 4 below. As a result of the Merger, Ms. McCalmont, as the registered stockholder of the Regrid capital stock, received an aggregate of 2,047,256 Shares, plus cash, in exchange for all outstanding shares of Regrid. Ms. McCalmont subsequently received 363,504 additional Shares as incentive payments, making a total of 2,410,760 shares of the Issuer received by Ms. McCalmont (see Item 4 below). The purpose of this Amendment No. 1 is to reflect the sale of an aggregate of 801,313 Shares of the Issuer by the McCalmonts, all of which transactions have previously been reported on Form 4s.

Item 4.	Purpose of Transaction.
The Issuer, Real Goods Regrid, Inc., a California corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), Real Goods Regrid (Subsequent), Inc., a California corporation and a wholly owned subsidiary of the Issuer (“Merger Sub II”), and Regrid entered into the Agreement and Plan of Merger as of October 15, 2008 (the “Merger Agreement”). Pursuant to the Merger Agreement, on October 17, 2008, Merger Sub was merged with and into Regrid with Regrid continuing as the surviving corporation, and then Regrid was merged with an into Merger Sub II, with Merger Sub II continuing as a wholly owned subsidiary of the Issuer and changing its name to Regrid Power, Inc. (the “Merger”). As a result of the Merger, all outstanding capital stock of Regrid was automatically converted into the right to receive the Shares and cash as set forth in the Merger Agreement. The aggregate consideration payable under the Merger Agreement to the McCalmonts, as the holders of all of Regrid’s capital stock prior to the Merger, is described in Article III of the Merger Agreement, and consisted of, in the aggregate, approximately $3.8 million in cash and approximately 2.05 million shares of the Issuer’s common stock. The total share consideration under the Merger Agreement was increased based on Regrid’s subsequent performance by 363,504 Shares, making the total number of Shares of the Issuer received by the McCalmonts equal to 2,410,760 Shares.
As a result of the Merger, the McCalmonts became beneficial owners of Shares and received the consideration described in Item 3 above. Under the Merger Agreement, the McCalmonts have the right to have their Shares registered under U.S. securities laws if the Issuer registers shares on its behalf or on behalf of certain holders of the Issuer’s capital stock pursuant to a registration statement provided the underwriters in any such offering do not limit the number of shares to be sold in such offering.

In connection with the Merger Agreement, Mr. McCalmont entered into an employment letter agreement (the “Employment Agreement”) with the Issuer to serve as the Issuer’s Chief Executive Officer commencing on November 15, 2008 or, if later, the day after the Issuer filed its quarterly report for the period ending September 30, 2008. Mr. McCalmont’s employment was terminated on September 10, 2009 without “Cause”. As part of the employment agreement, Mr. McCalmont’s continued to receive his base salary through March 31, 2010.
In connection with the acquisition of Regrid Power, the Issuer’s board of directors voted to increase its size by one (to six total directors) and appoint Mr. McCalmont as a member of the Issuer’s board of directors, also effective on November 15, 2008 or, if later, the day after the Issuer filed its quarterly report for the period ending September 30, 2008. Following the termination of Mr. McCalmont’s employment by the Issuer, he resigned his position as a director of the Issuer.
References to, and the descriptions of, the Merger Agreement and the Employment Agreement are qualified in their entirety by reference to the complete text of such agreements and any amendments thereto, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.
Other than as described elsewhere in this Schedule 13D, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).
Each Reporting Person may, at any time and from time to time, review or reconsider his or its position and/or change his or her purpose and/or formulate plans or proposals with respect thereto. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets, general economic and industry conditions and the Reporting Persons alternative investment opportunities, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, acquiring additional Shares in the open market, block trades, negotiated transactions or otherwise, disposing of some or all of their Shares in the open market, block trades, negotiated transactions or otherwise, monetizing their investment in the Issuer, including without limitation engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)-(b) As a result of the Merger, the McCalmonts eventually became the beneficial owners of 2,410,760 Shares in the aggregate, all of which are currently issued and outstanding. The original issuance of 2,047,256 Shares constituted approximately 13.1% of the Issuer’s outstanding shares, based on 13,637,739 shares of Class A Common Stock outstanding as of August 12, 2008 (as reported by the Issuer in its most recent report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2008) and the Shares issued to the Reporting Persons in the transactions described herein. Subsequent sales of the Shares have reduced the number of Shares held by the Reporting Persons to 1,609,447 Shares. The Shares are registered in the name of Mrs. McCalmont. However, the Reporting Persons have an oral understanding to jointly make decisions with respect to voting and disposition of the Shares.
(c) Please see Exhibit 4 hereto for a schedule of sales of the Shares by the Reporting Persons during the previous 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than the Merger Agreement, and except as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1
Agreement and Plan of Merger (the “Merger Agreement”), entered into as of October 15, 2008, by and among Darlene J. McCalmont, D. Thompson McCalmont, Regrid Power, Inc. and Real Goods Solar, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 21, 2008).

2
Employment letter agreement entered into as of October 15, 2008, by and between D. Thompson McCalmont and Real Goods Solar, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Darlene J. McCalmont and D. Thompson McCalmont on October 27, 2008)

3	Joint Filing Agreement dated October 25, 2008 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Darlene J. McCalmont and D. Thompson McCalmont on October 27, 2008).

4	Schedule of sales of the Issuer’s Class A Common Stock by the Reporting Persons during the 60-day period preceding the date hereof.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2011

/s/ Darlene J. McCalmont
Darlene J. McCalmont

/s/ D. Thompson McCalmont
D. Thompson McCalmont

EXHIBIT INDEX

Exhibit No.	Description

1
Agreement and Plan of Merger (the “Merger Agreement”), entered into as of October 15, 2008, by and among Darlene J. McCalmont, D. Thompson McCalmont, Regrid Power, Inc. and Real Goods Solar, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 21, 2008).

2
Employment letter agreement entered into as of October 15, 2008, by and between D. Thompson McCalmont and Real Goods Solar, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Darlene J. McCalmont and D. Thompson McCalmont on October 27, 2008)

3	Joint Filing Agreement dated October 25, 2008 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Darlene J. McCalmont and D. Thompson McCalmont on October 27, 2008).

4	Schedule of sales of the Issuer’s Class A Common Stock by the Reporting Persons during the 60-day period preceding the date hereof.